UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DESTINATION MATERNITY CORPORATION

(Exact name of Registrant as specified in Charter)

Delaware	0-21196	13-3045573
(State or Other Jurisdiction of Incorporation or Organization)	Commission File number	(I.R.S. Employer Identification Number)

Ronald J. Masciantonio

Executive Vice President & Chief Administrative Officer

232 Strawbridge Drive

Moorestown, New Jersey 08057

(856) 291-9700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Destination Maternity Corporation is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) for the reporting period from January 1, 2015 to December 31, 2015. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Destination Maternity Corporation is the world’s largest designer and retailer of maternity apparel. As of April 30, 2016 Destination Maternity operates 1,487 retail locations in the United States, Canada, Puerto Rico and, most recently, England, including 530 stores, predominantly under the trade names Motherhood Maternity®, A Pea in the Pod® and Destination Maternity®, and 957 leased department locations. The Company also sells merchandise on the web primarily through its brand-specific websites, motherhood.com and apeainthepod.com, as well as through its destinationmaternity.com website. Destination Maternity has international store franchise and product supply relationships in the Middle East, South Korea, Mexico, Israel and India. As of April 30, 2016 Destination Maternity has 203 international franchised locations, including 23 standalone stores operated under one of the Company’s nameplates and 180 shop-in-shop locations. Destination Maternity also distributes its Oh Baby by Motherhood® collection through a licensed arrangement at Kohl’s® stores throughout the United States and on Kohls.com. Throughout this report, “Destination Maternity”, “DMC”, “we”, “us” or “our” means Destination Maternity Corporation and its consolidated subsidiaries and their predecessors.

We design and contract for the production of over 90% of the products we sell using factories located throughout the world, predominantly outside of the United States. A majority of our products are purchased as finished product made to our design specifications (“Company Branded Products”). We sometimes arrange for the purchase of certain components of Company Branded Products, which we refer to as “Trim,” which are then included on such final finished product. “Trim” includes, without limitation, the following types of products: buttons, zippers, underwire for bras, hooks and eyes, snaps, rivets, buckles and flat hooks. We purchase such Trim from the inventory made available by our suppliers.

As part of our preparation of this report, we conducted a review of all Company Branded Products manufactured in 2015 to determine which, if any, of those products may contain Conflict Minerals. We concluded that, as a retail apparel company, the only component of our products that could potentially contain Conflict Minerals would be Trim. As part of our Conflict Minerals Compliance Program, we requested our Trim vendors provide information concerning Conflict Minerals contained in their products. The Company received responses from 97% of its vendors.

Item 1.02 Exhibit

Exhibit 1.01 is hereby incorporated into this Item 1.02 by reference.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESTINATION MATERNITY CORPORATION

Date: May 31, 2016	By:	/s/ Anthony M. Romano
Anthony M. Romano
Chief Executive Officer, President & Interim Chief Financial Officer